UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             PRESIDIO CAPITAL CORP.
                                (Name of Issuer)

                   Class A Common Shares, U.S. $.01 par value
                         (Title of Class of Securities)

                                    G72201109
                                 (CUSIP Number)


               Richard J. Sabella, Esq., Cahill Gordon & Reindel,
            80 Pine Street, New York, New York 10005, (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 18, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------------  ---------------------------------------------
CUSIP No.                              Page     2      of       6     Pages
                                             ---------      ----------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Holding Company LLC - EIN 13-3958513
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          00 - Equity Contribution
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          The Reporting Person is organized under the laws of New York

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                             7         SOLE VOTING POWER

        NUMBER OF                      5,555,586
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ---------------------------------------------------
                             8         SHARED VOTING POWER


                           ---------------------------------------------------
                             9         SOLE DISPOSITIVE POWER

                                       5,555,586
                           ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,555,586
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           approximately 63.1%
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14        TYPE OF REPORTING PERSON

          00 - Limited Liability Company
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                                Page 2 of 6 Pages

Item 1.           Security and Issuer.

         This statement relates to the Class A Common Shares, U.S. $.01 par value (the "Class A Shares"), of Presidio Capital Corp. (the "Issuer"), an entity incorporated under the laws of the jurisdiction of the British Virgin Islands, whose principal executive offices are located at c/o Hemisphere Management (Cayman) Limited, Zephyr House, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

Item 2.           Identity and Background

         This statement is filed by Presidio Holding Company, LLC ("PHC"), a New York limited liability company. The address for PHC is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171. PHC is a newly formed entity created to hold the shares of the Issuer. Northstar Operating, LLC ("Northstar") is the single member of PHC. Northstar is a Delaware limited liability company whose address is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171. Northstar is a newly formed entity created to hold interests in PHC. Northstar has 2 members, Northstar Capital Partners ("NCP"), which holds a 99% interest, and Northstar Capital Holdings I, LLC ("NCHI"), which holds a 1% interest. Both NCP and NCHI are Delaware limited liability companies whose business address is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171. Each of NCP and NCHI was formed for the purpose of holding the interest in Northstar. NCP has two members, NCHI, which holds a 74.75% interest, and Northstar Capital Holdings II, LLC ("NCHII"), which holds a 25.25% interest. The business address for NCHII is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171. NCHII, a Delaware limited liability company, was formed for the purpose of holding its interest in NCP. NCHII has three members, NCHI, which holds a 99% interest, Edward Scheetz, who holds 0.5% interest, and David Hamamoto, who holds 0.5% interest. Mr. Scheetz, a U.S. citizen whose business address is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171, is a founding member of NCP. Mr. Hamamoto, a U.S. citizen whose business address is 299 Park Avenue, 33rd Floor, New York, N.Y. 10171, is a founding member of NCP. NCHI has two members, Mr. Scheetz and Mr. Hamamoto, each of whom holds a 50% interest.

         During the five years prior to the date hereof, neither PHC nor to PHC's knowledge any member of PHC has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The Class A Shares were purchased for $25 per share in cash. In addition, pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of July 18, 1997 by and among PHC and Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Tinicum Partners, L.P., Farallon Capital Offshore Investors, Inc., The Common Fund and Consolidated Press International Ltd. (collectively, the "Farallon Sellers"), PHC has agreed to pay the Farallon Sellers an additional amount ("Deferred Purchase Price"). The Deferred Purchase Price is that portion of the Net Proceeds (as defined in the Stock Purchase Agreement) received by PHC in respect of the Class A Shares purchased from the Farallon Sellers which is payable to the Farallon Sellers pursuant to the Stock Purchase Agreement. Such Net Proceeds are applied (i) first, to PHC until its annualized internal rate of return ("AIRR" as defined in the Stock Purchase Agreement) equals 12.5%, (ii) next, 70%


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



to PHC and 30% to the Farallon Sellers until PHC has received an AIRR equal to 16.5% and (iii) next, the balance, if any, 82% to PHC and 18% to the Farallon Sellers. Pursuant to the Stock Purchase Agreement, at any time prior to July 18, 1998 PHC may at its option terminate its obligation to pay the Deferred Purchase Price in respect of 75% of the Class A Shares acquired from the Farallon Sellers by paying the Farallon Sellers $3.00 per share and in respect of the remaining 25% by paying $4.00 per share. In addition, at any time after July 18, 2002 the Farallon Sellers may at their option require PHC to purchase for fair market value the right of the Farallon Sellers to receive the Deferred Purchase Price.

         The source of funds used to pay for the Class A Shares was a capital contribution received from the members of Northstar. Northstar received such funds from long-term loans from a commercial lender on terms that include an equity participation factor and which require repayment out of Net Available Cash.

         The Stock Purchase Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference herein.

Item 4.           Purpose of Transaction

         PHC has acquired the Class A Shares to obtain a substantial equity position in the Issuer for investment. As a holder of more than 58% of the Class A Shares, PHC is a Control Party as defined in the Issuer's Articles of Association and intends to exercise its rights to take control of the Board of Directors of the Issuer and to insure that the Issuer is operated in a manner that is most beneficial to all of its members. Such action will include a careful review of existing arrangements under the Issuer's management agreements.

         PHC may, as the opportunity arises, purchase additional Class A Shares or other securities of the Issuer, including possibly Class B Shares. PHC has had conversations with other holders of the Issuer's Class A Shares and with holders of the Issuer's Class B Shares concerning the possibility of PHC acquiring additional shares of the Issuer. As of the date hereof, PHC has not reached any agreements with any such holders.

         As a holder of greater than 58% of the Class A Shares, PHC has, in accordance with Articles 73 and 77 of the Articles of Association of the Issuer, taken action by written resolution to remove the existing Class A directors and to elect Edward Scheetz, David Hamamoto and David King to serve as Class A directors effective on September 2, 1997.

         On July 25, 1997, the Issuer received a copy of the written resolution. In connection with this action by written resolution of the Issuer's members, PHC believes that the Issuer is required to file and distribute to its record holders, 20 days prior to the effective date of such action, an Information Statement pursuant to Section 14(c) under the Securities Exchange Act of 1934 and Rule 14c-2 promulgated thereunder.

         Pursuant to Article 79A of the Issuer's Articles of Association, since at least 15% of all shares of the Issuer are beneficially owned by persons who are not Control Parties as defined in the Articles of Association, such members may elect at least two directors who shall be subject to removal only by a majority vote of such members. If a Class A director is removed by the requisite vote of members including a Control Party, as in the present circumstances, the number of directors shall be increased by a number sufficient to permit PHC to elect a majority of the directors. PHC stands ready to take whatever action is required to comply with the Issuer's Articles of Association, including increasing the number of Class A directors and electing additional persons to serve as Class A directors.

         It is contemplated that an affiliate of PHC may acquire interests in the general partners of certain limited partnerships that are obligors under mortgages in which the Issuer has an interest.

         Other than as described above, as of the date hereof, none of PHC or its members or control persons has made any proposals to the Issuer which would result in (i) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of the Reporting Person; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or managers of the Issuer; (v) any material change in the present capitalization or dividend


                                Page 4 of 6 Pages

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policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange;
(ix) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

         PHC intends to review its investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive and strategic matters. After such review, PHC may change its intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Issuer, including one or more of the matters described in clauses (i) through (x) above.

Item 5.           Interest in Securities of the Issuer.

         (a) 5,555,586 Class A Shares; approximately 63.1% interest in Issuer;

         (b) sole power to vote - 5,555,586 Class A Shares; sole power to dispose 5,555,586 Class A Shares

         (c) On July 18, 1997, pursuant to the Stock Purchase Agreement, PHC acquired from the Farallon Sellers an aggregate of 4,553,380 Class A Shares for an aggregate cash purchase price of $113,834,500. On July 22, 1997, PHC acquired 1,002,206 Class A Shares from Fernwood Associates, L.P., Fernwood Restructurings Ltd., Fernwood Foundation, L.P. and Fernwood Total Return Holdings Ltd. for an aggregate cash purchase price of $25,055,150. These purchases were privately negotiated transactions. In addition, PHC has entered into the Stock Purchase Agreement pursuant to which it has also agreed to pay the Farallon Sellers the Deferred Purchase Price, as described in Item 3 above.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         Other than the Stock Purchase Agreement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.           Items to be Filed as Exhibits.


Exhibit 1 Stock Purchase Agreement dated as of July 18, 1997 by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. Farallon Capital Institutional Partners II, L.P., Tinicum Partners, L.P., Farallon Capital Offshore Investors, Inc., The Common Fund and Consolidated Press International Ltd., as Sellers, and Presidio Holding Company, LLC, as Purchaser.


                                Page 5 of 6 Pages

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 1997

                                        PRESIDIO HOLDING COMPANY, LLC


                                        By: /s/ David King
                                            ---------------------------






                                Page 6 of 6 Pages